CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands)	2014	2013	2014	2013
Basic Earnings Per Share
Net income	$1,507	$1,407	$4,445	$4,016
Weighted average common shares	2,737,927	2,736,634	2,737,220	2,736,419

Basic Earnings Per Share	$0.55	$0.52	$1.62	$1.47

Diluted Earnings Per Share
Net income	$1,507	$1,407	$4,445	$4,016
Weighted average common shares	2,737,927	2,736,634	2,737,220	2,736,419
Weighted average effect of assumed stock options	1,794	2,004	1,761	2,079

Total	2,739,721	2,738,638	2,738,981	2,738,498

Diluted Earnings Per Share	$0.55	$0.52	$1.62	$1.47